SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 06, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2007, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		2	0.00	0.00
Shares	Preferred		80,346	0.03	0.01
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		2	0.00	0.00
Shares	Preferred		80,346	0.03	0.01

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		2,515	0.00	0.00
Shares	Preferred		971	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		2,515	0.00	0.00
Shares	Preferred		971	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2007, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5	0.00	000
Shares	Preferred		5	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5	0.00	0.00
Shares	Preferred		5	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2007, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		2,025	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		2,025	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2007, occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Board	( X ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		247,279,131	99.07	44.53
Shares	Preferred		127,110,043	40.86	22.68
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		247,279,131	99.07	44.53
Shares	Preferred		127,110,043	40.82	22.65

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Board	( X ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		12,091,519	9.02	3.32
Shares	Preferred		12,634,766	5.49	3.47
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		12,091,519	9.02	3.32
Shares	Preferred		12,634,766	5.49	3.47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2007

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.